VIA EDGAR

August 27, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

United States of America

Re:	Theratechnologies Inc. – Form 40-F for Fiscal Year Ended November 30, 2011 – Your File No.: 001-35203

Mr. Rosenberg,

Reference is made to your letter dated August 16, 2012 regarding the Form 40-F for fiscal year-end November 30, 2011 filed by Theratechnologies Inc. (“Theratechnologies”) with the Securities and Exchange Commission (the “Commission”) on February 8, 2012, as amended on February 28, 2012.

Per your request, Theratechnologies hereby acknowledges that :

(a)	Theratechnologies is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	Theratechnologies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question in connection with the above, please do not hesitate to communicate with me.

  Theratechnologies inc.

  2310, boulevard Alfred-Nobel

  Montréal (Québec)

  Canada H4S 2B4

  Tél. • Phone: (514) 336-7800

  Téléc. • Fax: (514) 336-7242

  www.theratech.com

  thera@theratech.com

We trust the whole to be to your entire satisfaction and remain,

Yours truly,

THERATECHNOLOGIES INC.

/s/ Luc Tanguay

Luc Tanguay

Senior Executive Vice President and Chief Financial Officer

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